082-03854
SUPPL

RECEIVED
2010 SEP 20 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



10016344



dw 9/21


John
Keells
Group

JOHN KEELLS HOLDINGS PLC

Interim Report
Three Months Ended 30th June 2010

CHAIRMAN'S MESSAGE

Dear Stakeholder,

Profit Before Tax (PBT) of Rs. 1.53 billion for the first quarter reflects an increase of 60 per cent compared to the Rs. 959 million in the corresponding period in the previous year.

The profits attributable to Equity Holders for the first quarter, ended 30 June 2010, of Rs. 1.01 billion, reflects an increase of 55 per cent compared to the corresponding period in the previous year.

The revenue for the first quarter ended 30 June 2010, was Rs. 12.92 billion, an increase of 28 per cent over the corresponding period in the previous year.

Transportation PBT for the first quarter increased by 52 per cent to Rs. 802 million compared to the same period last year [2009/10 Q1: Rs. 529 million]. All the businesses in this segment showed an improved performance.

Despite the full complement of our hotel rooms not being available due to refurbishment and upgrades **Leisure** recorded a significant improvement compared to the same period last year [Loss of Rs. 14 million versus a Loss of Rs. 47 million in Q1 last year] on the back of better performance by the Sri Lankan segment. The newly refurbished Chaaya Blu and the Courtyard wing of the Cinnamon Grand were both launched in May. The Chaaya Lagoon Hakuraa Huraa in the Maldives closed in May 2010 for refurbishment and is expected to be re-opened in September 2010. Cinnamon Lodge, Habarana which was non operational in the first quarter has now been re-opened and will be relaunched as a five star resort in November this year. Bentota Beach Hotel, which is under a soft refurbishment programme, will operate without the full complement of rooms until September 2010.

Construction of a 200 room hotel in Beruwala on the 10 acre beach front site owned by the Group will commence in August this year. Our 150 room property in Hikkaduwa, Coral Gardens, has been closed for a complete refurbishment and is scheduled to re-open under the Chaaya brand for Winter 2011/12.

Property had an increase of 324 per cent in PBT to Rs. 145 million compared to the corresponding period last year [2009/10 Q1: Rs. 34 million]. The better performance in the first quarter compared to the corresponding period of last year is due to the revenue recognition cycle of the Emperor project.

Consumer Foods and Retail PBT for the quarter showed an increase of 313 per cent to Rs. 169 million compared to the first quarter last year [2009/10 Q1: Rs. 41 million]. The Soft drinks and ice cream businesses and the Keells Food Products business saw substantial volume growth during the quarter. The processed meats business in India is operating under a new model and we expect an improved financial performance this year. The Retail business bettered its performance this quarter over the corresponding period last year due to higher revenue and margins.

Financial Services PBT of Rs. 377 million for the first quarter is a 74 per cent increase compared to the same period last year [2009/10 Q1: Rs. 217 million]. John Keells Stock Brokers, Union Assurance and the banking associate of the financial services group, Nations Trust Bank, all contributed to this improved performance.

The Information Technology Group recorded a PBT of Rs. 0.8 million for the first quarter [2009/10 Q1: Loss Rs. 32 million] on the back of an improved performance by the Office Automation segment.

Others comprising of Plantation Services, John Keells Capital and the Corporate Centre recorded a decrease in PBT for the first quarter of 76 per cent to Rs. 52 million [2009/10 Q1: Rs. 217 million]. The drop in prices due to increased global supply of tea, affected the PBT of Plantation Services. Interest income was lower due to the investments made in

the last year and as expected Central Hospital, which comes under the John Keells Capital division, made a loss in its initial months of operations.

A new environmental initiative - John Keells Tree Planting Campaign - was launched in the first quarter by the John Keells Social Responsibility Foundation (JKSRF). The JKSRF-led Group wide initiative to commemorate the World Environment Day falling on 5 June was a success with a total of 473 trees being planted by the Group's businesses in Sri Lanka and the Maldives. In a related project, JKSRF initiated landscaping work on the rail reservation in Slave Island as an environment-friendly project which was completed and commissioned on 31 May 2010 in collaboration with Sri Lanka Railways. In another new initiative aimed at reducing the human-leopard conflict in the villages adjacent to the Yala National Park, JKSRF together with Yala Village has espoused 'Project Leopard' which involves the provision of steel pens to herd cattle calves in place of traditional stick-and-wire pens used by villagers. This aims to prevent the growing risk of revenge attacks by farmers on marauding leopards.

With work under the 5-year development plan for Halmillawe in the Anuradhapura District coming to an end in March 2010, the former 'border village' of Mangalagama in the Ampara District has been selected as the second village to be developed under the Village Adoption project. JKSRF in the first year will focus mainly on infrastructure including the development of water and irrigation facilities and addressing essential infrastructure requirements of the village school.

The John Keells HIV/AIDS Awareness Campaign has educated a total of 4,114 persons via 19 sessions during the first quarter including multiple sessions for the members of the armed forces.



Susantha Ratnayake
Chairman
29 July 2010

CONSOLIDATED INCOME STATEMENT

For the three months ended 30th June	2010	2009	Change %	Year ended 31.03.2010
Revenue	12,919,485	10,067,314	28	47,980,004
Cost of sales	(10,335,422)	(8,080,204)	28	(36,914,007)
Gross profit	2,584,063	1,987,110	30	11,065,997
Dividend income	7,452	328	2,172	43,951
Other operating income	1,054,093	1,228,360	(14)	5,020,745
Distribution expenses	(516,678)	(431,977)	20	(2,066,691)
Administrative expenses	(1,883,194)	(1,742,005)	8	(7,218,294)
Other operating expenses	(371,271)	(303,265)	22	(1,493,864)
Finance expenses	(237,990)	(428,863)	(45)	(1,370,156)
Share of results of associates	894,919	649,748	38	2,555,867
Profit before tax	1,531,394	959,436	60	6,537,555
Tax expense	(454,523)	(267,229)	70	(985,240)
Profit for the period	1,076,871	692,207	56	5,552,315
Attributable to :				
Equity holders of the parent	1,010,490	650,446	55	5,201,491
Minority interest	66,381	41,761	59	350,824
	1,076,871	692,207	56	5,552,315
Earnings per share	Rs.	Rs.		Rs.
Basic	1.63	1.06		8.44
Diluted	1.60	1.06		8.38
Dividend per share	1.00	1.00		3.00

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED BALANCE SHEET

As at 30th June	2010	2009	As at 31.03.2010
ASSETS			
Non-current assets			
Property, plant & equipment	30,306,376	29,673,535	29,988,664
Leasehold property	4,518,283	4,719,319	4,576,687
Investment property	2,334,475	2,329,015	2,334,475
Intangible assets	2,528,577	2,625,042	2,556,145
Investments in subsidiaries & joint ventures	5,115	5,115	5,115
Investments in associates	14,934,150	12,696,312	14,309,186
Other investments	8,492,620	8,449,675	8,415,216
Deferred tax assets	189,193	156,163	182,252
Other non-current assets	1,946,314	1,851,415	1,724,717
	65,255,103	62,505,591	64,092,457
Current assets			
Inventories	2,336,509	2,476,728	2,295,066
Trade & other receivables	10,307,371	9,522,215	9,933,777
Amounts due from related parties	14,366	14,275	22,889
Short term investments	17,713,705	16,410,039	19,300,956
Cash in hand & at bank	1,893,247	1,717,892	3,013,164
	32,265,198	30,141,149	34,565,852
Total assets	97,520,301	92,646,740	98,658,309
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	23,431,897	22,544,204	23,322,400
Capital reserves	7,541,047	7,374,059	7,573,612
Revenue reserves	19,346,215	15,663,579	18,936,259
	50,319,159	45,581,842	49,832,271
Minority interest	6,239,835	4,675,498	6,429,512
Total equity	56,558,994	50,257,340	56,261,783
Non-current liabilities			
Insurance provisions	13,652,773	11,670,613	12,945,576
Non-interest bearing borrowings	18,000	21,000	18,000
Interest bearing borrowings	9,621,010	13,755,798	10,539,450
Deferred tax liabilities	743,117	737,465	781,742
Employee benefit liabilities	1,073,968	982,615	1,041,395
Other deferred liabilities	4,526	5,038	4,655
Other non-current liabilities	218,906	278,045	216,401
	25,332,300	27,450,574	25,547,219
Current liabilities			
Trade & other payables	7,169,446	6,977,022	8,867,078
Amounts due to related parties	6,946	20,623	13,163
Income tax liabilities	613,753	573,466	454,292
Short term borrowings	410,000	90,000	150,000
Current portion of interest bearing borrowings	4,169,847	2,326,062	4,168,976
Dividend payable	-	-	619,455
Bank overdrafts	3,259,015	4,951,653	2,576,343
	15,629,007	14,938,826	16,849,307
Total equity & liabilities	97,520,301	92,646,740	98,658,309
	Rs.	Rs.	Rs.
Net assets per share	81.12	73.48	80.33

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007.



M.J.S. Rajakariar
Group Financial Controller

The Board of directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

29 July 2010

CONSOLIDATED CASH FLOW STATEMENT

For the three months ended 30th June	Note	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating profit before working capital changes	A	606,405	362,516
(Increase)/decrease in inventories		(41,443)	(219,353)
(Increase)/decrease in receivables & prepayments		(267,916)	(374,095)
(Increase)/decrease in other non-current assets		(240,926)	(104,261)
Increase/(decrease) in creditors & accruals		(1,690,534)	495,865
Increase/(decrease) in insurance provision		707,197	644,999
Cash generated from operations		(927,217)	805,671
Interest received		734,166	767,086
Finance expenses paid		(237,990)	(428,863)
Dividend received		95,278	858,853
Tax paid		(285,280)	(316,136)
Gratuity paid		(17,303)	(18,775)
Net cash flow from operating activities		(638,346)	1,667,836
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES			
Purchase and construction of property, plant & equipment		(780,450)	(217,072)
Addition to intangible assets		(23,313)	(1,983)
Increase in interest in subsidiaries		-	(70,113)
Acquisition of quoted investments held for trade		(38,022)	-
Proceeds from sale of property, plant & equipment		14,543	32,045
Proceeds from sale of investments held for sale		-	84,632
(Purchase)/disposal of other investments (net)		(77,404)	392,406
Proceeds from/(repayment of) short term investments (net)		68,000	99,277
Net cash flow from/(used in) investing activities		(836,646)	319,192
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Proceeds from issue of shares		109,497	19,096
Direct cost on share issue		(4,407)	-
Dividend paid to equity holders of parent		(1,239,322)	(611,353)
Dividend paid to minority shareholders		(230,320)	(215,691)
Repayment of long term borrowings		(876,369)	(412,088)
Proceeds from/(repayment of) short term borrowings (net)		260,000	-
Net cash flow from/(used in) financing activities		(1,980,921)	(1,220,036)
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS		(3,455,913)	766,992
CASH & CASH EQUIVALENTS AT THE BEGINNING		18,949,876	11,978,076
CASH & CASH EQUIVALENTS AT THE END		15,493,963	12,745,068
ANALYSIS OF CASH & CASH EQUIVALENTS			
Favourable balances			
Short term investments		16,859,731	15,978,829
Cash in hand & at bank		1,893,247	1,717,892
Unfavourable balances			
Bank overdrafts		(3,259,015)	(4,951,653)
		15,493,963	12,745,068

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED CASH FLOW STATEMENT

For the three months ended 30th June	2010	2009
A Profit before working capital changes		
Profit before tax	1,531,394	959,436
Adjustments for :		
Interest income	(734,166)	(767,086)
Dividend income	(7,452)	(328)
Finance expenses	237,990	428,863
Share of results of associates	(894,919)	(649,748)
Depreciation of property, plant & equipment	408,702	449,839
Impairment of property, plant & equipment	105	-
Loss/(profit) on sale of property, plant & equipment	7,903	(9,889)
Profit on sale of investments held for sale	-	(9,109)
Profit on sale of other investments	-	(90,478)
Increase in market value of quoted investments held for trade	(96,051)	(38,310)
Amortisation/depreciation of leasehold property and other non-current assets	65,354	86,850
Amortisation of intangible assets	57,605	54,371
Amortisation of other deferred liabilities	(129)	(129)
Gratuity provision and related costs	50,061	44,422
Unrealised gain on foreign exchange	(19,992)	(27,716)
Proceeds from insurance claim on property, plant and equipment	-	(30,000)
Negative goodwill on acquisitions	-	(38,472)
	606,405	362,516

Note: All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Revaluation reserve	Exchange translation reserve	Other capital reserves	General reserves	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1st April 2010	23,322,400	5,727,326	1,417,921	428,365	3,900,775	1,572,188	75,000	13,388,296	49,832,271	6,429,512	56,261,783
Share options exercised	109,497	-	-	-	-	-	-	-	109,497	-	109,497
Direct cost on share issue	-	-	-	-	-	-	-	(3,627)	(3,627)	(780)	(4,407)
Currency translation differences	-	-	(13,204)	-	-	-	-	-	(13,204)	(1,998)	(15,202)
Net gain/(loss) recognised directly in equity											
Associate company share of net assets	-	-	(19,361)	-	-	-	-	-	(19,361)	-	(19,361)
Profit for the period	-	-	-	-	-	-	-	1,010,490	1,010,490	66,381	1,076,871
Final dividend - paid 2009/10	-	-	-	-	-	-	-	(619,867)	(619,867)	-	(619,867)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	22,960	22,960	(253,280)	(230,320)
As at 30th June 2010	23,431,897	5,727,326	1,385,356	428,365	3,900,775	1,572,188	75,000	13,798,252	50,319,159	6,239,835	56,558,994
As at 1st April 2009	22,525,108	5,517,736	1,493,222	425,765	3,870,775	1,572,188	75,000	10,102,307	45,582,101	4,960,310	50,542,411
Share options exercised	19,096	-	-	-	-	-	-	-	19,096	-	19,096
Currency translation differences	-	-	(30,645)	-	-	-	-	-	(30,645)	(2,620)	(33,265)
Net gain/(loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	-	-	(104,046)	(104,046)
Associate company share of net assets	-	-	(32,019)	-	-	-	-	-	(32,019)	-	(32,019)
Profit for the period	-	-	-	-	-	-	-	650,446	650,446	41,761	692,207
Final dividend - paid - 2008/09	-	-	-	-	-	-	-	(611,353)	(611,353)	-	(611,353)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	4,216	4,216	(219,907)	(215,691)
As at 30th June 2009	22,544,204	5,517,736	1,430,558	425,765	3,870,775	1,572,188	75,000	10,145,616	45,581,842	4,675,498	50,257,340

Note: *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th June	2010	2009	As at 31.03.2010
ASSETS			
Non-current assets			
Property, plant & equipment	102,425	196,123	111,615
Investment property	899,000	899,000	899,000
Intangible assets	34,873	-	37,450
Investments in subsidiaries & joint ventures	21,951,738	19,826,830	21,772,182
Investments in associates	9,110,819	7,959,247	9,110,819
Other investments	79,507	82,525	79,507
Other non-current assets	56,938	78,509	60,079
	32,235,300	29,042,234	32,070,652
Current assets			
Inventories	776	807	778
Trade & other receivables	682,988	606,570	848,223
Amounts due from related parties	631,238	215,956	532,884
Short term investments	9,265,549	12,660,129	10,177,965
Cash in hand & at bank	86,368	43,240	82,154
	10,666,919	13,526,702	11,642,004
Total assets	42,902,219	42,568,936	43,712,656
EQUITY & LIABILITIES			
Stated capital	23,431,897	22,544,204	23,322,400
Revenue reserves	9,739,823	7,717,340	9,345,064
Total equity	33,171,720	30,261,544	32,667,464
Non-current liabilities			
Interest bearing borrowings	6,248,000	9,817,243	6,840,000
Employee benefit liabilities	95,798	92,458	92,630
	6,343,798	9,909,701	6,932,630
Current liabilities			
Trade & other payables	229,493	239,788	343,426
Amounts due to related parties	5,924	6,323	3,001
Current portion of interest bearing borrowings	3,131,493	1,349,500	3,135,493
Dividend payable	-	-	619,455
Bank overdrafts	19,791	802,080	11,187
	3,386,701	2,397,691	4,112,562
Total equity & liabilities	42,902,219	42,568,936	43,712,656
	Rs.	Rs.	Rs.
Net assets per share	53.47	48.78	52.66

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007.



M.J.S. Rajakariar
Group Financial Controller

The Board of directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

29 July 2010

COMPANY INCOME STATEMENT

For the three months ended 30th June	2010	2009	Change %	Year ended 31.03.2010
Revenue	135,223	132,952	2	544,193
Cost of sales	(62,604)	(57,984)	8	(230,156)
Gross profit	72,619	74,968	(3)	314,037
Dividend income	987,329	1,709,368	(42)	3,573,576
Other operating income	241,299	442,570	(45)	2,205,081
Administrative expenses	(147,300)	(176,588)	(17)	(654,211)
Other operating expenses	(11,325)	(13,148)	(14)	(44,187)
Finance expenses	(127,996)	(236,124)	(46)	(716,629)
Profit before tax	1,014,626	1,801,046	(44)	4,677,667
Tax expense	-	-	-	(16,608)
Profit for the period	1,014,626	1,801,046	(44)	4,661,059
	Rs.	Rs.		Rs.
Dividend per share	1.00	1.00		3.00

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY CASH FLOW STATEMENT

For the three months ended 30th June	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	1,014,626	1,801,046
Adjustments for:		
Interest Income	(220,190)	(339,466)
Dividend Income	(987,329)	(1,709,368)
Finance expenses	127,996	236,124
Depreciation of property, plant & equipment	10,546	26,930
Amortisation of intangible assets	2,577	-
Impairment of property plant & equipment	35	-
Profit on sale of property, plant & equipment	-	(97)
Profit on sale of Investments held for sale	-	(19,508)
Profit on sale of other investments	-	(90,478)
Gratuity provision and related costs	3,999	2,110
Unrealised gain on foreign exchange	(27,686)	(42,541)
Operating profit before working capital changes	(75,426)	(135,248)
(Increase)/decrease in receivables & prepayments	82,102	104,229
Increase/(decrease) in creditors & accruals	(110,670)	(150,767)
Cash generated from operations	(103,994)	(181,786)
Interest received	220,190	339,466
Finance expenses paid	(127,996)	(236,124)
Dividend received	987,329	1,709,368
Tax paid	(12,683)	(16,528)
Gratuity paid	(830)	(2,010)
Net cash flow from operating activities	962,016	1,612,386
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	(1,391)	(1,329)
Increase in interest in subsidiaries	(179,556)	(133,113)
Proceeds from sale of property, plant & equipment	-	6,250
Proceeds from sale of investments held for sale	-	72,404
(Purchase)/disposal of other investments (net)	-	844,468
Net cash flow used in investing activities	(180,947)	788,680
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	109,497	19,096
Dividend paid	(1,239,322)	(611,353)
Repayment of long term borrowings	(568,050)	(50,000)
Net cash flow from/(used in) financing activities	(1,697,875)	(642,257)
NET INCREASE IN CASH & CASH EQUIVALENTS	(916,806)	1,758,809
CASH & CASH EQUIVALENTS AT THE BEGINNING	10,248,932	10,142,480
CASH & CASH EQUIVALENTS AT THE END	9,332,126	11,901,289
ANALYSIS OF CASH & CASH EQUIVALENTS		
Favourable balances		
Short term investments	9,265,549	12,660,129
Cash in hand & at bank	86,368	43,240
Unfavourable balances		
Bank overdrafts	(19,791)	(802,080)
	9,332,126	11,901,289

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1st April 2010	23,322,400	2,600,000	1,519,322	75,000	5,150,742	32,667,464
Share options exercised	109,497	-	-	-	-	109,497
Profit for the period	-	-	-	-	1,014,626	1,014,626
Final dividend paid - 2009/10	-	-	-	-	(619,867)	(619,867)
As at 30th June 2010	23,431,897	2,600,000	1,519,322	75,000	5,545,501	33,171,720
As at 1st April 2009	22,525,108	2,600,000	1,519,322	75,000	2,333,325	29,052,755
Share options exercised	19,096	-	-	-	-	19,096
Profit for the period	-	-	-	-	1,801,046	1,801,046
Final dividend paid - 2008/09	-	-	-	-	(611,353)	(611,353)
As at 30th June 2009	22,544,204	2,600,000	1,519,322	75,000	3,523,018	30,261,544

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

SEGMENT INFORMATION

For the three months ended 30th June	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Total revenue	3,100,192	1,865,901	2,791,140	2,192,842	504,016	206,198	4,534,270	3,928,467	1,385,083	1,220,715	460,440	403,076	817,444	817,035	13,592,585	10,634,234
Intra segment revenue	-	-	(211,576)	(149,782)	-	(431)	(100,780)	(94,436)	(46)	-	(3,201)	(1,651)	(12,257)	(20,442)	(327,860)	(266,742)
Segment revenue	3,100,192	1,865,901	2,579,564	2,043,060	504,016	205,767	4,433,490	3,834,031	1,385,037	1,220,715	457,239	401,425	805,187	796,593	13,264,725	10,367,492
Inter segment revenue	(84,665)	(72,196)	(6,313)	(2,952)	(49,281)	(51,539)	(18,331)	(12,141)	(23,494)	(18,148)	(55,111)	(34,377)	(108,045)	(108,825)	(345,240)	(300,178)
Revenue	3,015,527	1,793,705	2,573,251	2,040,108	454,735	154,228	4,415,159	3,821,890	1,361,543	1,202,567	402,128	367,048	697,142	687,768	12,919,485	10,067,314
Segment results	134,162	42,363	(7,884)	68,229	140,537	25,251	190,428	87,786	87,598	73,262	(134,009)	(20,175)	(603)	(13,084)	410,229	263,632
Eliminations	11,273	21,033	78,087	14,383	5,687	11,485	(829)	(3,835)	7,452	(46,527)	149,274	4,229	213,292	474,151	464,236	474,919
Finance expenses	(4,198)	(8,335)	(84,470)	(129,792)	(1,367)	(2,569)	(20,195)	(42,910)	(1)	(41)	(428)	(1,511)	(127,331)	(243,705)	(237,990)	(428,863)
Share of results of associates	660,342	473,701	-	-	-	-	-	-	282,152	190,515	(14,010)	(14,468)	(33,565)	-	894,919	649,748
Profit/(loss) before tax	801,579	528,762	(14,267)	(47,180)	144,857	34,167	169,404	41,041	377,201	217,209	827	(31,925)	51,793	217,362	1,531,394	959,436
Tax expense	(52,672)	(22,771)	(35,977)	(7,545)	(11,816)	(11,867)	(99,612)	(51,702)	(182,341)	(106,351)	(11,953)	(5,248)	(60,152)	(61,745)	(454,523)	(267,229)
Profit/(loss) for the period	748,907	505,991	(50,244)	(54,725)	133,041	22,300	69,792	(10,661)	194,860	110,858	(11,126)	(37,173)	(8,359)	155,617	1,076,871	692,207
Attributable to:																
Equity holders of the parent	730,946	496,286	(36,781)	(50,663)	112,257	19,997	52,616	(8,897)	189,562	110,402	(11,126)	(37,173)	(26,984)	120,494	1,010,490	650,446
Minority interest	17,961	9,705	(13,463)	(4,062)	20,784	2,303	17,176	(1,764)	5,298	456	-	-	18,625	35,123	66,381	41,761
	748,907	505,991	(50,244)	(54,725)	133,041	22,300	69,792	(10,661)	194,860	110,858	(11,126)	(37,173)	(8,359)	155,617	1,076,871	692,207
Purchase and construction of PPE	5,513	76	640,982	128,643	582	386	78,609	57,312	38,633	21,485	6,580	4,218	9,551	4,952	780,450	217,072
Purchase and construction of intangible assets	-	-	-	-	-	-	-	-	-	-	23,313	1,983	-	-	23,313	1,983
Depreciation of PPE	27,659	26,490	216,664	244,899	2,386	2,841	91,601	93,288	26,552	21,874	11,675	13,140	32,165	47,307	408,702	449,839
Amortisation of intangible assets	3,570	3,570	-	-	-	-	-	-	46,854	46,854	4,604	2,517	2,577	1,430	57,605	54,371
Amortisation/depreciation of leasehold property and other non-current assets	-	-	45,678	37,731	-	-	19,331	48,774	-	-	-	-	345	345	65,354	86,850
Gratuity provision and related costs	2,734	2,057	18,527	11,908	790	458	13,781	15,580	5,147	4,203	2,768	4,098	6,314	6,118	50,061	44,422
Impairment of PPE	-	-	-	-	-	-	70	-	-	-	-	-	35	-	105	-
Amortisation of other deferred liabilities	-	-	81	81	-	-	-	-	-	-	-	-	48	48	129	129

Note: All values are in Rupees '000s, unless otherwise stated. Figures in brackets indicate deductions.
In addition to segment results, information such as finance expenses, tax expenses has been allocated to segments for better presentation.
The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

1 **Corporate Information**

John Keells Holdings PLC, is a public limited company incorporated and domiciled in Sri Lanka and listed on the Colombo Stock Exchange. Ordinary shares of the company are listed on the Colombo Stock Exchange and Global Depository Receipts (GDRs) are listed on the Luxembourg Stock Exchange.

The interim financial statements of the Group and the Company for the three months ended 30 June 2010 were authorised for issue by the Board of directors on 29 July 2010.

2 **Basis of preparation**

The interim financial statements of the group and of the company have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2010 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

The presentation and classification of the financial statements of the previous year have been amended, where relevant, for better presentation and to be comparable with those of the current year.

3 **Share information**

3.1 **Public share holdings**

The percentage of shares held by the public as at 30 June 2010 was 73.64% (31 March 2010 - 73.39%).

3.2 **Directors' share holdings**

The number of shares held by the Board of directors are as follows:

As at	30-06-2010	31-03-2010
S C Ratnayake - Chairman/CEO	3,403,909	3,403,909
A D Gunewardene - Deputy Chairman	3,903,830	3,903,830
J R F Peiris	415,790	415,790
E F G Amerasinghe	4,136	4,136
T Das	Nil	Nil
E Enderby	Nil	Nil
P D Rodrigo	Nil	Nil
S S Tiruchelvam	Nil	Nil

3.3 **Twenty largest shareholders of the company are as follows:**

	As at	30-06-2010 Number of shares	%	31-03-2010 Number of shares	%
1	Mr S E Captain	90,845,590	14.6	92,186,290	14.9
2	Janus Overseas Fund	64,902,100	10.4	64,902,100	10.5
3	Employees Provident Fund	22,309,348	3.6	10,365,548	1.7
4	Deutsche Bank AG - London	16,991,000	2.7	16,331,000	2.6
5	The Emerging Markets South Asian Fund	16,415,358	2.6	19,595,358	3.2
6	Sri Lanka Insurance Corporation Ltd-General Fund	15,800,000	2.5	15,800,000	2.6
7	Estate of A A N De Fonseka	14,964,269	2.4	14,964,269	2.4
8	Aberdeen Global Asia Pacific Equity Fund	14,885,803	2.4	14,885,803	2.4
9	Arisaig India Fund Limited	14,431,575	2.3	14,431,575	2.3
10	Janus Aspen series Overseas Portfolio Fund	13,727,500	2.2	13,727,500	2.2
11	Paints & General Industries Limited	12,955,689	2.1	13,467,521	2.2
12	Sri Lanka Insurance Corporation Ltd-Life Fund	12,716,085	2.0	13,716,085	2.2
13	J P Morgan Clearing Corp	12,560,674	2.0	6,204,995	1.0
14	Rubber Investment Trust Limited A/C no.1	10,697,178	1.7	10,927,178	1.8
15	Ms L A Captain	7,505,789	1.2	7,433,789	1.2
16	RBC Dexia Investor Services Trust S/A Edinburgh Dragon Trust PLC	7,452,498	1.2	7,452,498	1.2
17	Mr K Balendra	7,440,457	1.2	7,440,457	1.2
18	Aberdeen Global-Asian Smaller Companies Fund	7,102,113	1.1	7,102,113	1.1
19	Aberdeen Asia Pacific Fund	6,805,672	1.1	6,805,672	1.1
20	Batterymarch Global Emerging Market Fund	6,730,800	1.1	6,730,800	1.1

3.4 **Stated capital**

Stated capital is represented by number of shares in issue as given below:

As at	30-06-2010	31-03-2010	30-6-2009
Ordinary shares	**619,354,419**	618,489,896	610,574,327
Global depository receipts	**983,736**	983,736	983,736

3.5 **Net assets per share**

Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 30 June 2010.

3.6 **Market price per share**

For the three months ended 30 June	2010 Rs.	2009 Rs.
Highest	**207.00**	145.00
Lowest	**177.00**	62.50
Last traded	**205.00**	136.75

4 **Dividend paid**

A final dividend of Rs. 1.00 per share for the financial year ended 31 March 2010 was paid on 10 June 2010.

5 **Contingencies, capital and other commitments**

There has been no significant change in the nature of the contingencies, capital and other commitments, which were disclosed in the annual report for the year ended 31 March 2010.

6 **Post balance sheet events**

There have been no other events subsequent to the Balance sheet date, which require disclosure in the interim financial statements.

7 All values included in these financial statements are in Rs.'000s unless othewise stated.

NOTES

CORPORATE INFORMATION

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.
PQ 14

Directors
S C Ratnayake – Chairman
A D Gunewardene – Deputy Chairman
J R F Peiris
E F G Amerasinghe
T Das
S Enderby
P D Rodrigo
S S Tiruchelvam

Senior Independent Director
E F G Amerasinghe

Audit Committee
P D Rodrigo – Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

Remuneration Committee
E F G Amerasinghe – Chairman
P D Rodrigo
S S Tiruchelvam

Nominations Committee
T Das – Chairman
S Enderby
S C Ratnayake
S S Tiruchelvam

Bankers
Bank of Ceylon
Citibank N A
Commercial Bank
Deutsche Bank A G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
Pan Asia Banking Corporation
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank N A
New York

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Contact details
P.O.Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Internet : www.keells.com
Email : jkh@keells.com

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6245
Facsimile : +(94) 11 243 9037

Investor Relations
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6167
+(94) 11 230 6000
Facsimile : +(94) 11 230 6160
Internet : www.keells.com
Email : investor.relations@keells.com

Contact for media
Corporate Communications Division
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6191
Facsimile : +(94) 11 471 7706

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

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